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                                                                    Exhibit 99.1

                                                                  [VIVENDI
                                                                 UNIVERSAL Logo]

          Vivendi Universal's appeal against the decision of the AMF's
                              Sanctions Commission


Paris, June 29, 2005 - In its judgment dated June 28, 2005, the Paris Court of Appeals, ruling on Vivendi Universal's appeal, overturned the November 3, 2004 decision of the Sanctions Commission of the Autorite des Marches Financiers
(AMF) against Vivendi Universal. The Paris Court of Appeals also reduced the amount of the penalty imposed by the AMF against Vivendi Universal from
(euro)1 million to (euro) 300,000.

The Paris Court of Appeals validated Vivendi Universal's and auditors' accounting treatment of its investment in Elektrim Telekommunikacja.

It has also overturned the decision of the Sanctions Commission regarding the conditions of access to Cegetel's cash balances, and has recognized that Vivendi Universal could not be held responsible for the oral communication of its then Chief Executive Officer, Mr. Jean-Marie Messier. On the other hand, it has upheld the complaints with respect to the communication regarding indebtedness at the end of 2000 and the level of cash flows in September 2001.


                                       ***
Vivendi Universal is a leader in media and telecommunications with activities in television and film (Canal+ Group), music (Universal Music Group), interactive games (VU Games) and fixed and mobile telecommunications (SFR Cegetel Group and Maroc Telecom).


CONTACTS:
--------

Media                                                Investor Relations
Paris                                                Paris
Antoine Lefort                                       Daniel Scolan
+33 (0) 1 71 71 11 80                                +33 (0) 171 71 32 91
Agnes Vetillart                                      Laurence Daniel
+33 (0) 1 71 71 30 82                                +33 (0) 171 71 12 33
Alain Delrieu                                        Edouard Lassalle
+33 (0) 1 71 71 10 86                                +33 (0) 171 71 30 45
New York                                             New York
Flavie Lemarchand-Wood                               Eileen McLaughlin
+(1) 212.572.1118                                    +(1) 212.572.8961